Filed Pursuant to Rule 433
Registration No. 333-169315-02

Entergy Gulf States Louisiana, L.L.C.

$250,000,000
First Mortgage Bonds,
3.95% Series due October 1, 2020

Final Terms and Conditions

September 27, 2010

Issuer:	Entergy Gulf States Louisiana, L.L.C.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 27, 2010

Settlement Date (T+4):	October 1, 2010

Principal Amount:	$250,000,000

Coupon:	3.950%

Coupon Payment Dates:	April 1 and October 1 of each year

First Payment Date:	April 1, 2011

Final Maturity:	October 1, 2020

Optional Redemption Terms:	Make-whole call at any time prior to July 1, 2020 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	2.625% due August 15, 2020

Spread to UST Benchmark:	+145 bps

Treasury Price:	100-30

Treasury Yield:	2.517%

Re-offer Yield:	3.967%

Issue Price to Public:	99.861%

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.
Blaylock Robert Van, LLC
The Williams Capital Group, L.P.

CUSIP / ISIN:	29365PAQ5 / US29365PAQ54
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) BNY Mellon Capital Markets, LLC toll free at 1-800-369-6864, (iii) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or (iv) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479.